SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

Steven B. Boehm

Direct Line: 202.383.0176

E-mail: steven.boehm@sutherland.com

December 21, 2015

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GSV Capital Corp. – Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (Registration Statement No. 333-191307)

Dear Sir/Madam:

On behalf of GSV Capital Corp. (the “Company”), we are hereby electronically transmitting for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (Registration No. 333-191307) (the “Registration Statement”).

Please be advised that given the Company’s desire to commence the review and comment process with respect to the Registration Statement as soon as possible, the Company has omitted from the initial filing of the Registration Statement both the report and consent of its former auditors as a result of the inability to timely obtain such report and consent. The Company will, however, file such report and consent with the Registration Statement by amendment prior to the effectiveness thereof.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call the undersigned, at (202) 383-0176, or Stephani Hildebrandt, at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

cc:	Michael Moe – GSV Capital Corp. William F. Tanona – GSV Capital Corp. Stephani M. Hildebrandt – Sutherland Asbill & Brennan LLP